UNITED STATES

SECURITIES AND EXCHANGE COMMISSION,

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

WARP TECHNOLOGY HOLDINGS, INC.

(Name of Subject Company (Issuer))

WARP TECHNOLOGY HOLDINGS, INC.

(Name of Filing Persons (Offeror))

Certain Eligible Warrants exercisable for Common Stock

(Title of Class of Securities)

93464M105

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Gus Bottazzi

President and Chief Executive Officer WARP Technology Holdings, Inc.

708 3rd Avenue, 6th Floor,

New York, N.Y. 10017

(212) 962-9277

(Name, address and telephone numbers of person authorized

to receive notices and communications on behalf of the filing persons)

Copies to:

Jon Gavenman

Heller Ehrman White & McAuliffe LLP

2775 Sand Hill Road

Menlo Park, California 94025

(650) 854-4488

CALCULATION OF FILING FEE

Transaction Valuation* $2,812,908.60	Amount of filing fee $356.40**

*	Calculated solely for purposes of determining the filing fee. This amount assumes that warrants to purchase 18,812,724 shares of common stock of WARP Technology Holdings, Inc. having an aggregate value of $3,950,672.04 as of March 2, 2004 will be exchanged pursuant to this offer. The aggregate value of such warrants was calculated based on the Black-Scholes pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $0.0001267 multiplied by the value of the transaction.

**	$219.81 of such amount was paid with the previous filing.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$219.81

Form or Registration No.:	005-78304

Filing Party:	The Company

Date Filed:	February 5, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 to Schedule TO amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 4, 2004 (the “Tender Offer Statement”), to extend the tender offer to additional warrant holders, to extend the expiration of the offer period, and to add certain additional information.

The information in the Offer to Exchange - Introduction, Summary Term Sheet, Description of Offer, Election to Participate and Notice of Withdrawal (collectively the “Offer to Exchange”), attached to the Tender Offer Statement as Exhibits (a)(1), (a)(2), (a)(3) and (a)(4) are incorporated herein by reference in response to all required Items except as set forth below.

Item 7.	Source and Amount of Funds or Other Compensation.

(a) The information set forth in the Description of Offer under Section 8 “Terms of Exchanged Warrants; Source and Amount of Consideration” is incorporated herein by reference.

(b) The information set forth in the Description of Offer under Section 6 “Conditions of the Offer” is incorporated herein by reference.

(c) Not applicable.

Item 8.	Interest in Securities of Subject Company.

(a) Not applicable.

(b) The information set forth in the Description of Offer under Section 10 “Interests of Directors and Officers” is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a) Not applicable.

Item 10.	Financial Statements.

(a) The financial information set forth in the Company’s Annual Report on Form 10-KSB for its fiscal year ended June 30, 2003, filed with the Securities and Exchange Commission on October 14, 2003, and in the Company’s Quarterly Reports on Form 10-QSB filed with the Securities and Exchange Commission on November 14, 2003 and on February 12, 2004, are incorporated herein by reference.

(b) Not applicable.

Item 11.	Additional Information.

(a) The information set forth in the Offer to Exchange under Section 10 “Interests of Directors and Officers” is incorporated herein by reference.

(b) Not applicable.

Item 12.	Exhibits.

(a)	(1) Offer to Exchange - Introduction

(2)	Summary Term Sheet

(3)	Description of Offer

(4)	Election to Participate

(5)	Notice of Withdrawal

(b)	Not applicable.

(c)	(1) Form of Exchanged Warrants exercisable for the Company’s Common Stock.

(2)	Form of Original Warrants exercisable for the Company’s Common Stock, with cash only exercise provision.

(3)	Form of Original Warrants exercisable for the Company’s Common Stock, with cashless exercise provision.

Item 13.	Information Required by Schedule 13E-3.

(a)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Gus Bottazzi

(Signature)
Gus Bottazzi President and Chief Executive Officer
March 3, 2004